UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 14, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cheniere Energy, Inc.

File No. 001-16383 - CF#31602

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   Cheniere Energy, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form10-K filed on February 21, 2014 and Form 10-Q filed on May 1, 2014 and incorporated by reference from the Sabine Pass Liquefaction LLC Forms S-4 and 10-Q (File No. 333-192373) as indicated below.

   Based on representations by Cheniere Energy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

      Exhibit 10.1   through December 20, 2017
(Incorporating by reference Exhibit 10.1 from Sabine's Form 10-Q filed May 1, 2014)
      Exhibit 10.2   through December 20, 2017
(Incorporating by reference Exhibit 10.2 from Sabine's Form 10-Q filed May 1, 2014)
      Exhibit 10.38   through December 20, 2017
(Incorporating by reference Exhibit 10.35 from Sabine's Form S-4 filed November 15, 2013, as amended)

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Brent J. Fields
          Secretary